Commission File No. 1-08346
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2005
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation
(Registrant)

October 31, 2005
	BY:	/s/ Seiji Enami

Seiji Enami
Director and CFO,
General Manager of Finance and
Accounting Department

SIGNATURES
• Press release regarding TDK’s Consolidated and Non-consolidated business results for the 1st half of fiscal year 2006
I. Consolidated
1) Summary
2) Management Policies
3) Business Results and Financial Position
4) Statements of operations
5) Balance sheets
6) Statements of stockholders’ equity
7) Statements of cash flows
8) Summary of Significant Accounting Policies
9) Segment Information
10) Fair Value of Securities
11) Fair Value of Derivatives
12) Conditions of Production and Orders
13) Supplementary Information
II. Non-Consolidated
1) Summary
2) Statements of operations
3) Balance sheets
4) Supplementary Information
• Notice Regarding Sale of Lambda Europe and Americas Group Shares

TDK Corporation
1-13-1, Nihonbashi
Chuo-ku, Tokyo
103-8272 Japan
Contacts;

TDK Corporation(Tokyo)	Corporate Communications Department
	Michinori Katayama	+81(3)5201-7102
TDK U.S.A. Corporation	Francis J. Sweeney	+1(516)535-2600
TDK Marketing Europe GmbH	Marco Donadoni	+49(2102)4870
FOR IMMEDIATE RELEASE
TOKYO — October 31, 2005 TDK Corporation today announced its Consolidated business results prepared in conformity with U.S. generally accepted accounting principles (the “U.S. GAAP”) for the first half of fiscal year (“FY”) 2006 and the 2nd quarter (“Qtr.”) and Non-Consolidated business results for the first half of FY 2006.
I. Consolidated
I-1) Summary
Consolidated results (April 1, 2005 — September 30, 2005)

	The first half of FY2006			The first half of FY2005
	(April 1, 2005 - Sep. 30, 2005)			(April 1, 2004 - Sep. 30, 2004)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Net sales	350,387	100.0	3,100,770	317,492	100.0	32,895	10.4
Operating income	28,050	8.0	248,230	27,740	8.7	310	1.1
Income from continuing operations before income taxes	31,598	9.0	279,628	29,659	9.3	1,939	6.5
Income from continuing operations	21,650	6.2	191,593	20,724	6.5	926	4.5
Net income	21,666	6.2	191,735	19,869	6.3	1,797	9.0

Per common share :
Net income / Basic	Yen 163.84		U.S.$1.45	Yen 150.11
Net income / Diluted	Yen 163.73		U.S.$1.45	Yen 150.00

Note:	As a result of the sale of a subsidiary in “Other electronic components”, the operating results of the discontinued operation is presented as a separate line item in the consolidated statements of income in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Correspondence figures for the previous period have been reclassified to conform to the presentation used for the year ended March 31, 2005.
(Sales breakdown)

	The first half of FY2006			The first half of FY2005
	(April 1, 2005 - Sep. 30, 2005)			(April 1, 2004 - Sep. 30, 2004)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Electronic materials and components	300,720	85.8	2,661,239	261,086	82.2	39,634	15.2
Electronic materials	86,089	24.6	761,850	91,036	28.7	(4,947)	-5.4
Electronic devices	60,952	17.4	539,398	57,511	18.1	3,441	6.0
Recording devices	140,288	40.0	1,241,487	103,333	32.5	36,955	35.8
Other electronic components	13,391	3.8	118,504	9,206	2.9	4,185	45.5
Recording media	49,667	14.2	439,531	56,406	17.8	(6,739)	-11.9

Total sales	350,387	100.0	3,100,770	317,492	100.0	32,895	10.4

Overseas sales	264,305	75.4	2,338,982	229,870	72.4	34,435	15.0

Notes:

1.	U.S.$1 = Yen 113

2.	“Semiconductors & others” and “Recording media & systems” were renamed “Other electronic components” and “Recording media” from FY 2006 respectively. There were no changes in segment classifications.

Consolidated
2nd Qtr. Consolidated results
Consolidated results (July 1, 2005 — September 30, 2005)

	The 2nd Qtr. of FY2006			The 2nd Qtr. of FY2005
	(July 1, 2005 - Sep. 30, 2005)			(July 1, 2004 - Sep. 30, 2004)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Net sales	182,965	100.0	1,619,159	160,265	100.0	22,700	14.2
Operating income	15,161	8.3	134,168	13,378	8.3	1,783	13.3
Income from continuing operations before income taxes	17,323	9.5	153,301	14,367	9.0	2,956	20.6
Income from continuing operations	10,963	6.0	97,018	10,219	6.4	744	7.3
Net income	10,792	5.9	95,504	9,706	6.1	1,086	11.2

Per common share :
Net income / Basic	Yen 81.62		U.S.$0.72	Yen 73.36
Net income / Diluted	Yen 81.55		U.S.$0.72	Yen 73.31

Note:	As a result of the sale of a subsidiary in “Other electronic components”, the operating results of the discontinued operation is presented as a separate line item in the consolidated statements of income in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Correspondence figures for the previous period have been reclassified to conform to the presentation used for the year ended March 31, 2005.
(Sales breakdown)

	The 2nd Qtr. of FY2006			The 2nd Qtr. of FY2005
	(July 1, 2005 - Sep. 30, 2005)			(July 1, 2004 - Sep. 30, 2004)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Electronic materials and components	157,392	86.0	1,392,850	131,282	81.9	26,110	19.9
Electronic materials	45,042	24.6	398,602	46,273	28.9	(1,231)	-2.7
Electronic devices	32,265	17.6	285,531	29,263	18.3	3,002	10.3
Recording devices	71,824	39.3	635,611	51,170	31.9	20,654	40.4
Other electronic components	8,261	4.5	73,106	4,576	2.8	3,685	80.5
Recording media	25,573	14.0	226,309	28,983	18.1	(3,410)	-11.8

Total sales	182,965	100.0	1,619,159	160,265	100.0	22,700	14.2

Overseas sales	140,996	77.1	1,247,752	115,410	72.0	25,586	22.2

Notes:

1.	U.S.$1 = Yen 113

2.	“Semiconductors & others” and “Recording media & systems” were renamed “Other electronic components” and “Recording media” from FY 2006 respectively. There were no changes in segment classifications.

I-2) Management Policies
(1) Fundamental Management Policy
TDK was established in 1935 as the world’s first company to commercialize a magnetic material called ferrite. In the ensuing years, TDK has developed and commercialized electronic materials, electronic devices, recording devices and recording media, among other products. This drive has been based on the company’s founding spirit: “Contribute to culture and industry through creativity.”
To preserve its identity as a dynamic company, TDK is dedicated to creating value for all stakeholders, including shareholders, customers, suppliers, employees and society, by drawing on innovative thinking and a willingness to tackle new challenges. TDK firmly believes that it must remain an organization that is a constant source of exciting ideas that are of true value to stakeholders.
(2) Fundamental Policy for Distribution of Earnings
Returning earnings to shareholders is one of TDK’s highest management priorities. Therefore, TDK’s fundamental policy is to give consideration to a consistent increase in dividends based on factors such as the return on equity (ROE), dividends as a percentage of equity (DOE) and the company’s results of operations on a consolidated basis.
Retained earnings are used to make aggressive investments for growth, mainly in the development of new products and technologies in key fields so as to respond precisely to the rapid technological advances in the electronics industry.
(3) Policy Regarding Reduction of TDK’s Share Trading Unit
TDK believes that its shares now have sufficient liquidity. However, TDK will consider a reduction of the trading unit in the future based on its stock price, market needs and other factors as well as on a cost-benefit analysis.
(4) Medium- and Long-Term Management Strategy
In April 2004, TDK launched an initiative aimed at generating new growth with the overriding aim of becoming an exciting company, an ongoing theme at TDK.
The electronics industry, to which TDK belongs, is becoming extremely competitive as the advent of a full-fledged digital age shortens product lifespans. To achieve growth in the future in this operating environment, TDK must deliver new products that the market demands, without delay, precisely when those products are needed, while keeping a close eye on market movements. With this in mind, over the medium term, TDK will increase the share of sales of new products in consolidated net sales and execute various initiatives to drive growth.
TDK is aiming for growth by delivering the value customers demand in a timely manner through the development of products rooted in the company’s core materials, process and evaluation & simulation technologies, which underpin its core electronic materials and components business.

Strengthening its operations in this way is thus an important theme at TDK. TDK is also reaffirming the importance of coexisting with society as a responsible corporate citizen by conducting its own social activities based on two key corporate philosophies: “Creativity” and “Culture.” Furthermore, TDK will comply with the U.S. Sarbanes-Oxley Act of 2002 and all other applicable laws and regulations and it strengthens corporate governance.
(5) Pressing Issues
From a medium-term perspective, the electronics industry, TDK’s field of operations, is expected to see the growth of digital home appliances, the convergence of information and communications, as typified by the increasingly diverse functions offered by mobile phones, and the greater use of electronics in motor vehicles. These trends are expected to result in continued expansion in demand for the electronic components that TDK develops, manufactures and sells.
At the same time, however, in the dynamically changing electronics industry, a faster response than ever before will be required by the company’s electronic components business. TDK has continuously reformed and improved the structure of its businesses, but it believes that responding to the changes in the electronics industry requires making this process of reform and improvement an ongoing drive. Furthermore, in the digital era of the electronics industry, falling prices due to stiffer competition with new products, greater inventory risk and other challenges are unavoidable. Nevertheless, TDK is determined to be a company that can surmount these challenges and grow. And, to remain an attractive and exciting company, TDK aims to grow by creating greater value. In this vein, TDK will refine its core technologies (materials, process and evaluation & simulation technologies) while honing in on three key fields that it believes harbor prospects for growth: IT home electronics; high-speed, large-capacity networks; and car electronics. Increasing the company’s ability to generate earnings by supplying products and technologies imbuing value that these markets demand on a timely basis is a key issue. Moreover, TDK will take on the challenge of advancing along a growth trajectory while making investments that are prudent yet aggressive.
(6) Basic Stance on and Strategy to Improve Corporate Governance
Companies must conduct their activities and manage their operations in a fair, impartial and transparent manner, abiding by laws and regulations, and with the recognition that their existence is supported by shareholders, customers, suppliers, employees and society. TDK has put in place various internal control systems with this fundamental recognition in mind. It has also implemented a number of other measures in the same vein, such as appointing an outside director and outside corporate auditors; involving people outside the company in setting directors’ remuneration; and building a corporate ethics system, in which reports are submitted directly to the Board of Directors, that includes education and diffusion programs and other activities.

(6-1) Management structure and other corporate governance systems concerning decision-making, strategy execution and supervision
TDK has adopted the corporate auditor system within the meaning of the Commercial Code of Japan, with three of its five corporate auditors coming from outside the company. Furthermore, one of TDK’s seven directors is an outside director. Moreover, having introduced the post of corporate officer, TDK has clearly demarcated responsibilities: directors are responsible for decision-making and oversight, while corporate officers have responsibility for executing day-to-day operations. Corporate officers execute policies set by the Board of Directors in their respective areas of responsibility.
Two full-time corporate auditors, three part-time corporate auditors and two staff members perform audits. The corporate auditors examine the performance of directors mainly from the perspective of legality by inspecting departments, examining important documents and attending important meetings. Collaboration among corporate auditors involves submitting reports and holding discussions at monthly meetings of the Board of Corporate Auditors.
The nine-member Management Review & Support Dept., an internal audit organization that reports to the CEO of TDK, carries our periodic audits and offers support from the perspective of the consistency of business execution and management policy and the rationality of management efficiency. In the period under review, the department proceeded to comply with the U.S. Sarbanes-Oxley Act of 2002, which requires companies to undertake self-evaluations of the establishment and operation of internal control systems.
Two certified public accountants, Seiichi Sasa and Hideaki Koyama, who belong to the independent registered public accounting firm KPMG AZSA & Co., conduct financial audits of the company. Nine accountants, eleven assistant accountants and four other staff also assist in these audits.
The corporate auditors, Management Review & Support Dept. and independent auditors hold regular meetings to share information about their respective audit plans and results as well as conduct audits. The Board of Corporate Auditors receives audit reports twice a year (interim and year-end) from the independent auditors and discusses these reports as well as evaluates the audits of the independent auditors.
To ensure the transparency of directors’ remuneration, TDK has introduced bonuses linked to the company’s results and, at the same time, has the outside director serve as chairperson of the Compensation Advisory Committee. Moreover, to ensure corporate ethical standards are upheld, a Business Ethics & CSR Committee was established at TDK and ethics councils were formed at domestic and overseas subsidiaries. These actions are part of ongoing efforts to build a global corporate ethics management framework that also encompasses domestic and overseas subsidiaries. To monitor the state of compliance with corporate ethical standards, a “helpline” has been established, creating an internal system that encourages employees to report matters involving corporate ethics and to offer suggestions.
The Compensation Advisory Committee and Business Ethics & CSR Committee report directly to the Board of Directors.

Another defining aspect of TDK’s corporate governance system is the ability to receive advice and directives from outside legal counsel regarding risks associated with TDK’s corporate activities. Moreover, to give the company the best managerial structure for responding flexibly to the various changes in its operating environment, and to build greater trust with shareholders, the company has set the terms of directors at one year.
(6-2) Personal, financial and trading relationships between the company and the outside director and outside corporate auditors, and other beneficial relationships
There are no personal or financial relationships between TDK and the outside director or the three outside corporate auditors.
(6-3) Measures taken to enhance corporate governance over the past year
To ensure that corporate ethical standards are being upheld, TDK has put in place a global corporate ethics framework that encompasses the activities of overseas as well as domestic subsidiaries. Activities are ongoing to oversee and refine this system. Because TDK is listed on the New York Stock Exchange, it is subject to the U.S. Sarbanes-Oxley Act of 2002, an extremely strict law relating to corporate governance that was prompted by a series of scandals involving U.S. companies. To comply with this law, a project team that includes outside experts is undertaking a fundamental review of and rebuilding corporate systems, including those of subsidiaries. At the same time, TDK continues to identify and take countermeasures against risk factors associated with its business activities. In addition, TDK restricts the work that is outsourced to independent auditors so as to preserve their impartiality and independence.
(7) Matters Relating to the Parent Company
Not applicable.

I-3) Business Results and Financial Position
1. Summary
Consolidated results for the first half of fiscal 2006, the six-month period from April 1, 2005 through September 30, 2005, are as follows:
TDK posted net sales of ¥350,387 million (U.S.$3,100,770 thousand), a rise of 10.4% over the ¥317,492 million recorded in the first half of the previous fiscal year. Operating income was ¥28,050 million (U.S.$248,230 thousand), up 1.1% from ¥27,740 million. Income from continuing operations before income taxes was ¥31,598 million (U.S.$279,628 thousand), up 6.5% from ¥29,659 million. Net income was ¥21,666 million (U.S.$191,735 thousand), up 9.0% from ¥19,869 million, meaning basic net income per common share was ¥163.84 (U.S.$1.45), compared with ¥150.11 in the first half of the previous fiscal year.
Average first-half yen exchange rates for the U.S. dollar and euro were ¥109.52 and ¥135.61, respectively, as the yen appreciated 0.3% versus the U.S. dollar and depreciated 1.7% against the euro. This had the effect of increasing net sales by approximately ¥0.9 billion and lowering operating income by approximately ¥0.2 billion.
(Sales by Segment)
TDK’s businesses are broadly classified into two business segments: electronic materials and components segment and recording media segment. The following is an explanation of sales by segment.
Effective from the current fiscal year, TDK has changed the names of a product sector and business segment. However, there were no reclassifications of sales. Specifically, “Semiconductors & others” has been renamed “Other electronic components”, while “Recording media & systems” segment is now called the “Recording media” segment.
(1) Electronic materials and components segment
This segment is made up of four products sectors: (1-1) electronic materials, (1-2) electronic devices, (1-3) recording devices, and (1-4) other electronic components.
Segment net sales rose 15.2% to ¥300,720 million (U.S.$2,661,239 thousand), from ¥261,086 million, while segment operating income rose 4.9% to ¥32,269 million (U.S.$285,566 thousand), from ¥30,759 million. In the electronics market in the first half of fiscal 2006, in comparison with the same period of a year earlier, while the first quarter was sluggish, demand started to rebound in the second quarter. Looking at trends in finished products, demand was generally strong for PCs, HDDs, flat-screen TVs and mobile phones, while demand for car electronics was steady. Sector sales of TDK’s electronic materials and components framed against this market backdrop were as follows.

(1-1) Electronic materials
This sector is broken down into two product categories: capacitors and ferrite cores and magnets.
Sales in the electronic materials sector declined 5.4% from ¥91,036 million to ¥86,089 million (U.S.$761,850 thousand).
[Capacitors] Sales declined year on year. Sales of multilayer ceramic chip capacitors, the main product in the capacitors category, were hurt by stiffer competition and falling prices in markets other than car electronics, where sales were up.
[Ferrite cores and magnets] Sales of ferrite cores and magnets rose year on year. Sales of ferrite cores declined against a backdrop of declining demand for CRT televisions. However, magnet sales rose significantly on the back of higher demand for HDDs.
(1-2) Electronic devices
This sector has three product categories: inductive devices, high-frequency components and other products.
Sales in the electronic devices sector rose 6.0% to ¥60,952 million (U.S.$539,398 thousand), from ¥57,511 million.
[Inductive devices] Sales increased year on year. The main factor was higher sales of power line coils for mobile phones, HDDs and car electronics.
[High-frequency components] Sales decreased year on year, despite strong demand for components for wireless LANs. This decline reflected continuing declines in sales prices of components for mobile phones and lower shipment volumes of some products.
[Other products] Sales of other products rose year on year, mainly because of higher sales of sensors and actuators for mobile phones and of DC-AC inverters for industrial equipment and amusement equipment.
(1-3) Recording devices
This sector has two product categories: HDD heads and other heads.
Sector sales climbed 35.8% from ¥103,333 million to ¥140,288 million (U.S.$1,241,487 thousand).
[HDD heads] Sales increased year on year. Amid rising demand for HDDs, HDD head shipments increased, absorbing the impact of falling prices.
[Other heads] Sales of other heads declined year on year, due to inventory reductions of optical pickups.
(1-4) Other electronic components
Sector sales rose 45.5% from ¥9,206 million to ¥13,391 million (U.S.$118,504 thousand), as higher sales of displays and other new products outweighed lower sales of semiconductor manufacturing equipment.

(2) Recording media segment
This segment is made up of three product categories: audiotapes and videotapes, optical media, and other products.
Segment sales dropped 11.9% from ¥56,406 million to ¥49,667 million (U.S.$439,531 thousand). The segment recorded an operating loss of ¥4,219 million (U.S.$37,336 thousand), 39.7% more than the operating loss of ¥3,019 million in the previous fiscal year.
[Audiotapes and videotapes] Sales of audiotapes and videotapes declined year on year. While TDK maintained a high market share, demand is declining for these products as a whole.
[Optical media] Sales of optical media increased slightly year on year, with higher DVD sales driven by increasing demand offsetting lower CD-R sales.
[Other products] Sales of other products decreased year on year, mainly because of ongoing actions to create a more tightly focused lineup of recording equipment & accessory products. Sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers continued to increase.
*Linear Tape-Open, LTO, LTO logo, Ultrium and Ultrium logo are trademarks of HP, IBM and Certance LLC in the U.S., other countries or both.
(Sales by Region)
Detailed geographic segment information can be found in the segment information on page 18 of the consolidated results.
[Japan] Sales were down in all product sectors, except recording devices.
[Americas] Sales rose in the electronic devices, recording devices and other electronic components sectors.
[Europe] Sales were down in all product sectors.
[Asia (excluding Japan) and other areas] Sales increased in the electronic devices, recording devices and other electronic components sectors, as customers continued to shift manufacturing bases to Asia (excluding Japan) and other areas.
The overall result was a 15.0% increase in overseas sales year on year, from ¥229,870 million to ¥264,305 million (U.S.$2,338,982 thousand). Overseas sales accounted for 75.4% of consolidated net sales, a 3.0 percentage point increase from 72.4% one year earlier.
On a parent-company basis, net sales declined 2.8% to ¥163,096 million (U.S.$1,443,327 thousand), from ¥167,709 million. Operating income was ¥5,854 million (U.S.$51,805 thousand), up 2.8%, from ¥5,696 million. Current income was ¥16,364 million (U.S.$144,814 thousand), down 26.2% from ¥22,169 million. The parent company recorded a net loss of ¥1,303 million (U.S.$11,530 thousand), compared with net income of ¥15,883 million in the previous fiscal year. As a result, basic net loss per common share was ¥9.86 (U.S.$0.08), compared with basic net income per common share of ¥119.99 in the first half of the previous fiscal year.
At the meeting of TDK’s Board of Directors on October 31, an interim dividend of ¥40 per share of common stock was approved.

2. Financial Position
(2-1) The following table summarizes TDK’s balance sheet at September 30, 2005, compared with March 31, 2005.

Total assets	¥839,342 million	3.9% increase
Total stockholders’ equity	¥668,682 million	4.6% increase
Equity ratio	79.7%	0.6 point increase
At September 30, 2005, net trade receivables were ¥13,633 million higher than at March 31, 2005, inventories were ¥11,451 million higher, net property, plant and equipment was ¥12,923 million higher and other assets were ¥9,270 million higher. On the other hand, cash and cash equivalents were ¥26,863 million lower. As a result of these and other changes, total assets increased ¥31,341 million from March 31, 2005.
Total liabilities increased ¥2,779 million. While income taxes payables declined ¥15,044 million, trade payables increased ¥11,888 million, accrued expenses increased ¥4,770 million and noncurrent liabilities rose ¥980 million.
Total stockholders’ equity increased ¥29,615 million, reflecting a ¥15,859 million increase in retained earnings and a ¥13,572 million decrease in accumulated other comprehensive loss.
(2-2) Cash Flows
(¥ millions)

	Fiscal 2006	Fiscal 2005
	Interim	Interim	Change
Net cash provided by operating activities	18,562	39,032	(20,470)
Net cash used in investing activities	(45,104)	(29,006)	(16,098)
Net cash used in financing activities	(5,763)	(5,701)	(62)
Net cash used in discontinued operations	(88)	(718)	630
Effect of exchange rate changes on cash and cash equivalents	5,530	5,207	323
Net (decrease) increase in cash and cash equivalents	(26,863)	8,814	(35,677)
Cash and cash equivalents at beginning of period	251,508	227,155	24,353
Cash and cash equivalents at end of period	224,645	235,969	(11,324)
Operating activities provided net cash of ¥18,562 million (U.S.$164,265 thousand), a year-on-year decrease of ¥20,470 million. Income from continuing operations increased ¥926 million to ¥21,650 million (U.S.$191,593 thousand) and depreciation and amortization rose ¥1,362 million to ¥26,537 million (U.S.$234,841 thousand). In changes in assets and liabilities, trade receivables increased ¥8,748 million and inventories increased ¥1,672 million, while trade payables increased ¥11,066 million. Income taxes payables, net decreased ¥22,489 million.

Investing activities used net cash of ¥45,104 million (U.S.$399,150 thousand), ¥16,098 million more than a year earlier. Capital expenditures increased ¥4,533 million to ¥34,288 million (U.S.$303,434 thousand). Increased outflows of ¥8,701 million and ¥3,317 million for the payment for purchase of a subsidiary, net of cash acquired and investments in securities, respectively, were the other main reasons.
Financing activities used net cash of ¥5,763 million (U.S.$51,000 thousand), ¥62 million more than a year earlier. Dividends paid increased ¥1,318 million due to a ¥10 per share increase in the year-end dividend, while there was a ¥969 million decrease in net outflows for the sales and purchase of treasury stock.
3. Business Risks
With development, production and sales bases in countries around the world, the TDK Group is engaged in global business activities. Furthermore, the electronics industry, the main field of operations of the TDK Group, is seeing dramatic technological innovation and changes in market prices, resulting in intense competition in new product development and efforts to win customers. Because of these and other factors, the TDK Group is subject to various business risks that include, but are not limited to, changes in demand and foreign exchange rates caused by world economic trends; unpredictable events in conducting business overseas; more intense competition in the development of new products in line with rapid technological innovation; the ability to respond to intense price competition and diversifying demands from customers; product quality; the recruitment and training of employees; government regulation; the ability to acquire intellectual property rights; the ability to procure raw materials and other products; increasingly stringent environmental regulations internationally; and unavoidable natural disasters.
4. Fiscal 2006 Projections
TDK’s consolidated projections for fiscal 2006, the year ending March 31, 2006, are as follows:
[Consolidated Projections for Fiscal 2006]

			Projections as of
	FY 2006	% change	July 2005
	(¥ millions)	from FY 2005	(¥ millions)
Net sales	725,000	10.2	690,000
Operating income	68,000	13.7	67,000
Income before income taxes	72,500	19.4	69,000
Net income	51,000	53.2	50,000

Note:
The projections are based principally on the following assumptions:
#	An average yen-U.S. dollar exchange rate of ¥100 for the second half of the year.

#	Demand for passive components (electronic materials and electronic devices) is expected to grow robustly in the third quarter due to seasonal factors. However, a slight correction is expected in the fourth quarter. The projections also assume no major drop in spending on consumer electronics during late 2005 and the beginning of 2006.

#	Demand for HDD heads is expected to grow further in the third quarter due to the outlook for a further increase in HDD demand. Due to seasonal factors, however, there is expected to be a slight drop-off in demand for HDD heads in the fourth quarter. Based on this outlook for demand, TDK has revised its sales plan for the second half of fiscal 2006 for recording devices.

#	The forecast for the recording media segment is unchanged based on the assumption that structural reforms planned for fiscal 2006 will be completed. However, the forecast factors in delays in implementing structural reforms as planned at the start of the fiscal year and revisions to the manufacturing and sales systems, particularly in respect of optical media products. The sales plan for the second half of fiscal 2006 assumes a year-on-year decrease in audiotape and videotape sales. While higher sales due to volume growth is predicted for optical media and data storage tapes, this increase is unlikely to fully offset lower sales in other products. Accordingly, the recording media segment is forecast to post lower sales year on year.

#	On October 1, 2005, TDK completed the purchase of Invensys plc.’s Lambda Power Division. Accordingly, consolidated projections incorporate forecast results for the second half of fiscal 2006 of this division. The incorporation of this division is expected to increase TDK’s second-half sales by around ¥25.0 billion.
[Non-Consolidated Projections for Fiscal 2006]

			Projections as of
	FY 2006	% change	July 2005
	(¥ millions)	from FY 2005	(¥ millions)
Net sales	334,900	2.0	334,900
Operating income	17,300	99.9	17,300
Current income	28,500	-6.7	28,500
Net income	30,700	-22.3	30,700

Note:
The above projections for fiscal 2006 are the same as those announced on July 28, 2005.
Cautionary Statements with Respect of Forward-Looking Statements
     This material contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK and its group companies (TDK Group). These forward-looking statements are based on the current forecasts, estimates, assumptions, plans, beliefs and evaluations of TDK Group in light of information currently available to it, and contain known and unknown risks, uncertainties and other factors. TDK Group therefore wishes to caution readers that, being subject to risks, uncertainties and other factors, TDK Group’s actual results, performance, achievements or financial position could be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements, and TDK Group undertakes no obligation to publicly update or revise any forward-looking statements after the issue of this material.
     The electronics markets in which TDK and its group companies operate are highly susceptible to rapid changes. Risks, uncertainties and other factors that can have significant effects on TDK Group include, but are not limited to, shifts in technology, fluctuations in demand, prices, interest and foreign exchange rates, and changes in economic environments, conditions of competition, laws and regulations.

Consolidated
I-4) Statements of income

	The first half of FY2006			The first half of FY2005
	(April 1, 2005 - Sep. 30, 2005)			(April 1, 2004 - Sep. 30, 2004}		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Net sales	350,387	100.0	3,100,770	317,492	100.0	32,895	10.4
Cost of sales	261,599	74.7	2,315,035	229,969	72.4	31,630	13.8
Gross profit	88,788	25.3	785,735	87,523	27.6	1,265	1.4
Selling, general and administrative expenses	60,738	17.3	537,505	59,783	18.9	955	1.6
Operating income	28,050	8.0	248,230	27,740	8.7	310	1.1
Other income (deductions):
Interest and dividend income	1,516		13,416	643		873
Interest expense	(51)		(451)	(157)		106
Foreign exchange gain (loss)	598		5,292	592		6
Other-net	1,485		13,141	841		644
Total other income (deductions)	3,548	1.0	31,398	1,919	0.6	1,629	84.9
Income from continuing operations before income taxes	31,598	9.0	279,628	29,659	9.3	1,939	6.5
Income taxes	9,820	2.8	86,902	8,852	2.8	968	10.9
Income from continuing operations before minority interests	21,778	6.2	192,726	20,807	6.5	971	4.7
Minority interests	128	0.0	1,133	83	0.0	45	54.2
Income from continuing operations	21,650	6.2	191,593	20,724	6.5	926	4.5
Loss (income) from discontinued operations, net of tax	(16)	(0.0)	(142)	855	0.2	(871)	—
Net income	21,666	6.2	191,735	19,869	6.3	1,797	9.0

Notes:
1.	In accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the figures for the first half of FY2005 relating to discontinued operations have been reclassified accordingly.

2.	U.S.$1=Yen 113

Consolidated
I-5) Balance sheets
ASSETS

	As of Sep. 30, 2005			As of Mar. 31, 2005		Change	As of Sep. 30, 2004
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	(Yen millions)%
Current assets	516,270	61.5	4,568,761	510,603	63.2	5,667	509,541	63.1
Cash and cash equivalents	224,645		1,988,009	251,508		(26,863)	235,969
Marketable securities	604		5,345	1,609		(1,005)	1,366
Net trade receivables	161,632		1,430,372	147,999		13,633	143,671
Inventories	86,375		764,380	74,924		11,451	87,429
Other current assets	43,014		380,655	34,563		8,451	41,106

Noncurrent assets	323,072	38.5	2,859,044	297,398	36.8	25,674	298,372	36.9
Investments in securities	26,179		231,673	22,698		3,481	17,896
Net property, plant and equipment	229,892		2,034,442	216,969		12,923	216,753
Other assets	67,001		592,929	57,731		9,270	63,723

TOTAL	839,342	100.0	7,427,805	808,001	100.0	31,341	807,913	100.0

LIABILITIES AND STOCKHOLDERS’ EQUITY

	As of Sep. 30, 2005			As of Mar. 31, 2005		Change	As of Sep. 30, 2004
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	(Yen millions)%
Current liabilities	132,656	15.8	1,173,947	130,857	16.2	1,799	127,954	15.9
Current installments of long-term debt	134		1,186	103		31	160
Trade payables	73,980		654,690	62,092		11,888	60,564
Accrued expenses	48,750		431,416	43,980		4,770	50,567
Income taxes payables	4,239		37,513	19,283		(15,044)	11,384
Other current liabilities	5,553		49,142	5,399		154	5,279

Noncurrent liabilities	33,895	4.0	299,956	32,915	4.1	980	66,529	8.2
Long-term debt, excluding current installments	110		974	81		29	58
Retirement and severance benefits	27,945		247,301	28,839		(894)	63,858
Deferred income taxes	1,581		13,991	751		830	745
Other noncurrent liabilities	4,259		37,690	3,244		1,015	1,868
Total liabilities	166,551	19.8	1,473,903	163,772	20.3	2,779	194,483	24.1

Minority interests	4,109	0.5	36,362	5,162	0.6	(1,053)	3,254	0.4

Common stock	32,641		288,858	32,641		—	32,641
Additional paid-in capital	63,237		559,619	63,051		186	63,051
Legal reserve	17,322		153,292	16,918		404	17,055
Retained earnings	601,416		5,322,266	585,557		15,859	576,039
Accumulated other comprehensive income (loss)	(38,085)		(337,035)	(51,657)		13,572	(70,839)
Treasury stock	(7,849)		(69,460)	(7,443)		(406)	(7,771)
Total stockholders’ equity	668,682	79.7	5,917,540	639,067	79.1	29,615	610,176	75.5

TOTAL	839,342	100.0	7,427,805	808,001	100.0	31,341	807,913	100.0

Note: U.S.$1=Yen 113

Consolidated
I-6) Statements of stockholders’ equity

				The first half
			FY2005	of FY2005
	The first half of FY2006		(April 1, 2004 -	(April 1, 2004 -
	(April 1, 2005 - Sep. 30, 2005)		Mar. 31, 2005)	Sep. 30, 2004)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)	(Yen millions)
Common stock:
Balance at beginning of period	32,641	288,858	32,641	32,641

Balance at end of period	32,641	288,858	32,641	32,641

Additional paid-in capital:
Balance at beginning of period	63,051	557,973	63,051	63,051
Non cash compensation charges under a stock option plan	186	1,646	—	—

Balance at end of period	63,237	559,619	63,051	63,051

Legal reserve:
Balance at beginning of period	16,918	149,717	16,497	16,497
Transferred from retained earnings	404	3,575	421	558

Balance at end of period	17,322	153,292	16,918	17,055

Retained earnings:
Balance at beginning of period	585,557	5,181,920	560,756	560,756
Net income	21,666	191,735	33,300	19,869
Cash dividends	(5,290)	(46,814)	(7,938)	(3,972)
Losses on sales of treasury stock	(113)	(1,000)	(140)	(56)
Transferred to legal reserve	(404)	(3,575)	(421)	(558)

Balance at end of period	601,416	5,322,266	585,557	576,039

Accumulated other comprehensive income (loss):
Balance at beginning of period	(51,657)	(457,141)	(90,387)	(90,387)
Other comprehensive income for the period, net of tax	13,572	120,106	38,730	19,548

Balance at end of period	(38,085)	(337,035)	(51,657)	(70,839)

Treasury stock:
Balance at beginning of period	(7,443)	(65,867)	(6,339)	(6,339)
Acquisition of treasury stock	(939)	(8,310)	(1,672)	(1,658)
Exercise of stock option	533	4,717	568	226

Balance at end of period	(7,849)	(69,460)	(7,443)	(7,771)

Total stockholders’ equity	668,682	5,917,540	639,067	610,176

Disclosure of comprehensive income:
Net income for the period	21,666	191,735	33,300	19,869
Other comprehensive income for the period, net of tax	13,572	120,106	38,730	19,548

Total comprehensive income for the period	35,238	311,841	72,030	39,417

Note: U.S.$1=Yen 113

Consolidated
I-7) Statements of cash flows

			The first half
			of FY2005
	The first half of FY2006		(April 1, 2004 -
	(April 1, 2005 - Sep. 30, 2005)		Sep. 30, 2004)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)
Cash flows from operating activities:
Net income	21,666	191,735	19,869
Loss (income) from discontinued operations, net of tax	(16)	(142)	855
Income from continuing operations	21,650	191,593	20,724
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26,537	234,841	25,175
Loss on disposal of property and equipment	966	8,549	233
Deferred income taxes	1,316	11,646	(3,311)
Loss (gain) on securities, net	(414)	(3,664)	(95)
Changes in assets and liabilities:
Increase in trade receivables	(9,821)	(86,912)	(1,073)
Increase in inventories	(9,217)	(81,566)	(7,545)
Increase in other current assets	(7,322)	(64,797)	(6,855)
Increase (decrease) in trade payables	8,817	78,026	(2,249)
Increase in accrued expenses	3,432	30,372	3,227
Increase (decrease) in income taxes payables, net	(15,906)	(140,761)	6,583
Increase (decrease) in retirement and severance benefits, net	373	3,301	3,194
Other-net	(1,849)	(16,363)	1,024

Net cash provided by operating activities	18,562	164,265	39,032

Cash flows from investing activities:
Capital expenditures	(34,288)	(303,434)	(29,755)
Proceeds from sales and maturities of investments in securities	2,056	18,195	210
Payment for purchase of investments in securities	(3,517)	(31,124)	(200)
Payment for purchase of a subsidiary, net of cash acquired	(8,701)	(77,000)	—
Payment for purchase of other investments	(297)	(2,628)	(128)
Proceeds from sales of property, plant and equipment	628	5,557	867
Acquisition of minority interests	(2,523)	(22,327)	—
Proceeds from sales of discontinued operations	1,538	13,611	—

Net cash used in investing activities	(45,104)	(399,150)	(29,006)

Cash flows from financing activities:
Proceeds from long-term debt	104	920	137
Repayment of long-term debt	(58)	(513)	(53)
Increase (decrease) in short-term debt, net	—	—	(325)
Sale (purchase) of treasury stock, net	(519)	(4,593)	(1,488)
Dividends paid	(5,290)	(46,814)	(3,972)

Net cash used in financing activities	(5,763)	(51,000)	(5,701)

Net cash used in discontinued operations	(88)	(779)	(718)

Effect of exchange rate changes on cash and cash equivalents	5,530	48,938	5,207
Net increase (decrease) in cash and cash equivalents	(26,863)	(237,726)	8,814
Cash and cash equivalents at beginning of period	251,508	2,225,735	227,155
Cash and cash equivalents at end of period	224,645	1,988,009	235,969

Notes:

1.	In accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the figures for the first half of FY2005 relating to discontinued operations have been reclassified accordingly.

2.	U.S.$1=Yen 113

Consolidated
I-8) Summary of Significant Accounting Policies
1.	The consolidated financial statements are prepared in conformity with the U.S. GAAP.
(1)	Marketable Securities
     Statement of Financial Accounting Standards (“SFAS”) No.115, “Accounting for Certain Investments in Debt and Equity Securities” is adopted.
(2)	Inventories
     Inventories are stated at the lower of cost or market. Cost is determined principally by the average method.
(3)	Depreciation
     Depreciation of property, plant and equipment is principally computed by the declining-balance method for assets located in Japan and certain foreign subsidiaries, and by the straight-line method for assets of other foreign subsidiaries based on estimated useful lives.
(4)	Income Taxes
     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base and operating loss and tax credit carryforwards.
(5)	Derivatives Financial Instruments
     SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No.133” are adopted.
(6)	Goodwill and Other Intangible Assets
     SFAS No.141, “Business Combinations” and SFAS No.142, “Goodwill and Other Intangible Assets” are adopted.
(7)	Retirement and Severance Benefits
     SFAS No. 87, “Employers’ Accounting for Pensions” is adopted. Gain and loss related to the transfer of the substitutional portion of its Employees’ Pension Fund to the government was accounted for in accordance with the Emerging Issues Task Force issue 03-2 (“EITF 03-2”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”.
2.	As of September 30, 2005, TDK had 70 subsidiaries (18 in Japan and 52 overseas). TDK also had 6 affiliates (4 in Japan and 2 overseas) whose financial statements are accounted for by the equity method.
3.	Comprehensive income comprises net income and other comprehensive income. Other comprehensive income includes changes in foreign currency translation adjustments, minimum pension liability adjustments and net unrealized gains (losses) on securities. The net income, other comprehensive income, net of tax and total comprehensive income for the six months ended September 30, 2005 and 2004 were as follows;

	The first half of FY2006		The first half of FY2005
	(April 1, 2005 - Sep. 30, 2005)		(April 1,2004 - Sep. 30,2004)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)
Net income	21,666	191,735	19,869

Other comprehensive income, net of tax:
Foreign currency translation adjustments	13,367	118,292	11,799
Minimum pension liability adjustments	523	4,628	8,184
Net unrealized gains (losses) on securities	(318)	(2,814)	(435)

Total comprehensive income	35,238	311,841	39,417

Note: U.S.$1=Yen 113

Consolidated
I-9) Segment Information
     The following industry and geographic segment information are required by the Japanese Securities Exchange Law.
1. Industry segment information

	The first half of FY2006			The first half of FY2005
	(April 1, 2005 - Sep. 30, 2005)			(April 1, 2004 - Sep. 30, 2004)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Electronic materials and components
Net sales	300,720	100.0	2,661,239	261,086	100.0	39,634	15.2
External sales	300,720		2,661,239	261,086		39,634	15.2
Intersegment	—		—	—		—	—
Operating expenses	268,451	89.3	2,375,673	230,327	88.2	38,124	16.6
Operating income	32,269	10.7	285,566	30,759	11.8	1,510	4.9
Recording media
Net sales	49,667	100.0	439,531	56,406	100.0	(6,739)	-11.9
External sales	49,667		439,531	56,406		(6,739)	-11.9
Intersegment	—		—	—		—	—
Operating expenses	53,886	108.5	476,867	59,425	105.4	(5,539)	-9.3
Operating income (loss)	(4,219)	-8.5	(37,336)	(3,019)	-5.4	(1,200)	-39.7
TOTAL
Net sales	350,387	100.0	3,100,770	317,492	100.0	32,895	10.4
External sales	350,387		3,100,770	317,492		32,895	10.4
Intersegment	—		—	—		—	—
Operating expenses	322,337	92.0	2,852,540	289,752	91.3	32,585	11.2
Operating income	28,050	8.0	248,230	27,740	8.7	310	1.1

Note: U.S.$1=Yen 113
2. Geographic segment information

		The first half of FY2006			The first half of FY2005
		(April 1, 2005 - Sep. 30, 2005)			(April 1, 2004 - Sep. 30, 2004)		Change
Region/Term		(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Japan	Net sales	166,847	100.0	1,476,522	173,096	100.0	(6,249)	-3.6
	Operating income	10,378	6.2	91,841	10,963	6.3	(585)	-5.3
Americas	Net sales	46,826	100.0	414,390	44,140	100.0	2,686	6.1
	Operating income	4,900	10.5	43,363	2,339	5.3	2,561	109.5
Europe	Net sales	32,503	100.0	287,637	35,908	100.0	(3,405)	-9.5
	Operating income (loss)	(2,727)	-8.4	(24,133)	(1,383)	-3.9	(1,344)	-97.2
Asia and others	Net sales	233,662	100.0	2,067,805	188,065	100.0	45,597	24.2
	Operating income	16,335	7.0	144,557	17,334	9.2	(999)	-5.8
Intersegment eliminations	Net sales	129,451		1,145,584	123,717		5,734
	Operating income	836		7,398	1,513		(677)
Total	Net sales	350,387	100.0	3,100,770	317,492	100.0	32,895	10.4
	Operating income	28,050	8.0	248,230	27,740	8.7	310	1.1

Notes:

1.	Net sales in each geographic area are based on the location of TDK entities where the sales are generated.

2.	U.S.$1=Yen 113
3. Sales by region

	The first half of FY2006			The first half of FY2005
	(April 1, 2005 - Sep. 30, 2005)			(April 1, 2004 - Sep. 30, 2004)		Change
Region/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Americas	39,466	11.3	349,257	39,801	12.6	(335)	-0.8
Europe	32,669	9.3	289,106	35,973	11.3	(3,304)	-9.2
Asia and others	192,170	54.8	1,700,619	154,096	48.5	38,074	24.7
Overseas sales total	264,305	75.4	2,338,982	229,870	72.4	34,435	15.0
Japan	86,082	24.6	761,788	87,622	27.6	(1,540)	-1.8
Net sales	350,387	100.0	3,100,770	317,492	100.0	32,895	10.4

Notes:

1.	Overseas sales are based on the location of the customers.

2.	U.S.$1=Yen 113

Consolidated
I-10) Fair Value of Securities

		Gross	Gross
		Unrealized	Unrealized	Fair
(Yen millions)	Cost	Holding Gains	Holding Losses	Value
As of Sep. 30, 2005
Equity securities	8,213	751	—	8,964
Debt securities	1,600	—	2	1,598
Total	9,813	751	2	10,562
As of March 31, 2005
Equity securities	5,951	1,054	—	7,005
Debt securities	1,698	—	—	1,698
Total	7,649	1,054	—	8,703
As of Sep. 30, 2004
Equity securities	3,384	491	137	3,738
Debt securities	1,103	—	—	1,103
Total	4,487	491	137	4,841

		Gross	Gross
U.S.$1=Yen 113		Unrealized	Unrealized	Fair
(U.S.$ thousands)	Cost	Holding Gains	Holding Losses	Value
As of Sep. 30, 2005
Equity securities	72,681	6,646	—	79,327
Debt securities	14,160	—	18	14,142
Total	86,841	6,646	18	93,469
I-11) Fair Value of Derivatives

	Contract	Carrying	Estimated Fair
(Yen millions)	Amount	Amount	Value
As of Sep. 30, 2005
Forward foreign exchange contracts	13,369	(219)	(219)
Currency option contracts	9,055	(342)	(342)
Currency swap agreements for loans to its subsidiaries	—	—	—
As of March 31, 2005
Forward foreign exchange contracts	4,349	(88)	(88)
Currency option contracts	24,641	(366)	(366)
Currency swap agreements for loans to its subsidiaries	11,067	(312)	(312)
As of Sep. 30, 2004
Forward foreign exchange contracts	962	(7)	(7)
Currency option contracts	20,266	(133)	(133)
Currency swap agreements for loans to its subsidiaries	10,533	(271)	(271)

	Contract	Carrying	Estimated Fair
(U.S.$ thousands) U.S.$1=Yen 113	Amount	Amount	Value
As of Sep. 30, 2005
Forward foreign exchange contracts	118,310	(1,938)	(1,938)
Currency option contracts	80,133	(3,027)	(3,027)
Currency swap agreements for loans to its subsidiaries	—	—	—

Consolidated
I-12) Conditions of Production and Orders

1. Production results
	The first half of FY2006		The first half of FY2005	FY2005
	(April 1, 2005 - Sep. 30, 2005)		(April 1, 2004 - Sep. 30, 2004)	(April 1, 2004 - March 31, 2005)
Product/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)	(Yen millions)
Electronic materials and components	306,843	2,715,425	268,574	545,712
Electronic materials	86,776	767,929	92,838	175,538
Electronic devices	61,036	540,142	59,479	116,000
Recording devices	143,315	1,268,274	106,735	235,143
Other electronic components	15,716	139,080	9,522	19,031
Recording media	39,262	347,451	48,566	89,551

Total	346,105	3,062,876	317,140	635,263

Notes:

1. Amounts are calculated using sales prices.

2. U.S.$1=Yen 113

2. Orders conditions
			Orders of the
	Orders of the first half of FY2006		first half of FY2005	Orders of FY2005
	(April 1, 2005 - Sep. 30, 2005)		(April 1, 2004 - Sep. 30, 2004)	(April 1, 2004 - March 31, 2005)
	(Yen millions)	(U.S.$ thousands)	(Yen millions)	(Yen millions)
Electronic materials and components	315,896	2,795,540	255,032	536,947

	Outstanding orders		Outstanding orders	Outstanding orders
	(As of September 30, 2005)		(As of September 30, 2004)	(As of March 31, 2005)
	(Yen millions)	(U.S.$ thousands)	(Yen millions)	(Yen millions)
Electronic materials and components	59,550	526,991	48,708	45,462

Notes:

1. For products other than electronic materials and components, forecast production is used.

2. U.S.$1=Yen 113

Consolidated
I-13) Supplementary Information (Consolidated)
Exchange rates used for conversion

	April 1, 2005 -		April 1, 2004 -
	Sep. 30, 2005		Sep. 30, 2004
Item/Term	US$=Yen	Euro=Yen	US$=Yen	Euro=Yen
Average rate for the period	109.52	135.61	109.80	133.28
The end of the period	113.19	136.13	111.05	137.04
Consolidated

	April 1, 2005 -		April 1, 2004 -			April 1, 2004 -
	Sep. 30, 2005		Sep. 30, 2004			March 31, 2005
	Amount	Ratio to	Amount	Ratio to	Change	Amount	Ratio to
Item/Term	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(%)	(Yen millions)	sales (%)
Capital expenditures	34,288	—	29,755	—	15.2	61,005	—
Depreciation and amortization	26,537	7.6	25,175	7.9	5.4	52,806	8.0
Research and development	18,415	5.3	17,458	5.5	5.5	36,348	5.5
Result of financial income		1,465		486	201.4		725
Number of employees (as at the end of the period)		47,519		35,844			37,115
Ratio of overseas production		63.4%		58.9%			59.0%
Overseas sales by division

	April 1, 2005 -		April 1, 2004 -			April 1, 2004 -
	Sep. 30, 2005		Sep. 30, 2004			March 31, 2005
	Amount	Ratio to	Amount	Ratio to	Change	Amount	Ratio to
Product/Term	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(%)	(Yen millions)	sales (%)
Electronic materials and components	226,973	64.8	188,423	59.3	20.5	391,949	59.6
Electronic materials	63,201	18.0	66,184	20.8	-4.5	126,644	19.2
Electronic devices	38,740	11.1	34,867	11.0	11.1	70,199	10.7
Recording devices	116,875	33.4	83,449	26.3	40.1	186,768	28.4
Other electronic components	8,157	2.3	3,923	1.2	107.9	8,338	1.3
Recording media	37,332	10.6	41,447	13.1	-9.9	81,879	12.4

Overseas sales	264,305	75.4	229,870	72.4	15.0	473,828	72.0

Non-Consolidated
II. Non-Consolidated
II-1) Summary
Non-Consolidated results (April 1, 2005 — September 30, 2005)

	The first half of FY2006			The first half of FY2005
	(April 1, 2005 - Sep. 30, 2005)			(April 1, 2004 - Sep. 30, 2004)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Net sales	163,096	100.0	1,443,327	167,709	100.0	(4,613)	-2.8
Operating income	5,854	3.6	51,805	5,696	3.4	158	2.8
Current income	16,364	10.0	144,814	22,169	13.2	(5,805)	-26.2
Net income (loss)	(1,303)	-0.8	(11,530)	15,883	9.5	(17,186)	—
Per common share :
Net income (loss) / Basic	Yen (9.86)		U.S.$(0.08)	Yen 119.99
Net income (loss) / Diluted	Yen -		U.S.$ -	Yen 119.91
Dividends per share	Yen 40.00		U.S.$ 0.35	Yen 30.00

Notes:

1.	Any portion less than Yen one million is disregarded, the same being applicable hereinafter. U.S.$1=Yen 113(U.S. dollar translation is added herein solely for convenience of readers outside Japan.)

2.	The figures for net income per common share are calculated based upon the weighted average number of shares of common stock (the total outstanding number).

3.	The figure for diluted net income per common share for this halfyear is not stated because of net loss per share.
(Sales breakdown)

	The first half of FY2006			The first half of FY2005
	(April 1, 2005 - Sep. 30, 2005)			(April 1, 2004 - Sep. 30, 2004)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Electronic materials and components	143,762	88.1	1,272,230	144,433	86.1	(671)	-0.5
Electronic materials	68,076	41.7	602,442	73,734	44.0	(5,658)	-7.7
Electronic devices	45,577	28.0	403,336	43,410	25.9	2,167	5.0
Recording devices	19,144	11.7	169,415	16,843	10.0	2,301	13.7
Other electronic components	10,963	6.7	97,017	10,445	6.2	518	5.0
Recording media	19,333	11.9	171,088	23,276	13.9	(3,943)	-16.9
Total sales	163,096	100.0	1,443,327	167,709	100.0	(4,613)	-2.8
Overseas sales	99,932	61.3	884,353	100,720	60.1	(788)	-0.8

Notes:

1.	U.S.$1 = Yen 113

2.	“Semiconductors & others” and “Recording media & systems” were renamed “Other electronic components” and “Recording media” from FY 2006 respectively. There were no changes in segment classifications.

Non-Consolidated
II-2) Statements of operations (Non-Consolidated)

	The first half of FY2006			The first half of FY2005
	(April 1, 2005 - Sep. 30, 2005)			(April 1, 2004 - Sep. 30, 2004)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Net sales	163,096	100.0	1,443,327	167,709	100.0	(4,613)	-2.8
Cost of sales	125,684	77.1	1,112,247	130,812	78.0	(5,128)	-3.9
Gross profit	37,411	22.9	331,070	36,897	22.0	514	1.4
Selling, general and administrative expenses	31,556	19.3	279,256	31,200	18.6	356	1.1
Operating income	5,854	3.6	51,805	5,696	3.4	158	2.8
Other income (deductions):
Interest and dividend income	5,678		50,247	11,761		(6,083)
Technology commission	4,102		36,300	3,773		329
Interest expense	(17)		(150)	(19)		2
Foreign exchange gain	437		3,867	515		(78)
Other-net	308		2,725	440		(132)
Total other income (deductions)	10,509	6.4	93,000	16,472	9.8	(5,963)	-36.2
Current income	16,364	10.0	144,814	22,169	13.2	(5,805)	-26.2
Extraordinary profit	30	0.0	265	107	0.1	(77)	-72.0
Extraordinary loss	(2,639)	-1.6	(23,353)	(509)	-0.3	(2,130)	418.5
Income before income taxes	13,755	8.4	121,725	21,767	13.0	(8,012)	-36.8
Income taxes	15,058	9.2	133,256	5,884	3.5	9,174	155.9
Net income (loss)	(1,303)	-0.8	(11,530)	15,883	9.5	(17,186)	—

Note: U.S.$1=Yen 113

Non-Consolidated
II-3) Balance sheets (Non-Consolidated)
ASSETS

	As of Sep. 30, 2005			As of Mar. 31, 2005		Change	As of Sep. 30, 2004
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	(Yen millions)%
Current assets	252,237	47.7	2,232,185	272,300	50.5	(20,063)	275,417	49.8
Cash	59,456		526,159	64,882		(5,426)	62,052
Marketable securities	15,609		138,132	25,697		(10,088)	20,498
Trade receivables	87,109		770,876	82,089		5,020	87,205
Inventories	22,873		202,415	22,762		111	26,233
Others	67,188		594,584	76,868		(9,680)	79,427

Noncurrent assets	276,315	52.3	2,445,265	266,576	49.5	9,739	277,866	50.2
Investments in securities	11,394		100,831	8,140		3,254	2,536
Investments in affiliates	118,506		1,048,725	108,575		9,931	109,426
Net property, plant and equipment	118,713		1,050,557	121,248		(2,535)	127,099
Others	27,701		245,141	28,611		(910)	38,802

TOTAL	528,552	100.0	4,677,451	538,877	100.0	(10,325)	553,283	100.0

LIABILITIES AND STOCKHOLDERS’ EQUITY

	As of Sep. 30, 2005			As of Mar. 31, 2005		Change	As of Sep. 30, 2004
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	(Yen millions)%
Current liabilities	72,838	13.8	644,584	76,436	14.2	(3,598)	88,018	15.9
Trade payables	41,222		364,796	37,458		3,764	39,716
Accrued expenses	11,624		102,867	11,032		592	13,474
Income taxes payables	2,917		25,814	8,166		(5,249)	7,242
Others	17,074		151,097	19,779		(2,705)	27,584

Noncurrent liabilities	15,415	2.9	136,415	14,959	2.8	456	39,487	7.1
Retirement and severance benefits	15,155		134,115	14,706		449	39,240
Directors’ retirement allowance	259		2,292	253		6	246
Total liabilities	88,253	16.7	781,000	91,396	17.0	(3,143)	127,505	23.0

Common stock	32,641		288,858	32,641		—	32,641
Additional paid-in capital	59,256		524,389	59,256		—	59,256
Legal reserve	8,160		72,212	8,160		—	8,160
Retained earnings	346,200		3,063,716	353,006		(6,806)	333,425
Net unrealized gains on other securities	1,887		16,699	1,858		29	64
Treasury stock	(7,849)		(69,460)	(7,443)		(406)	(7,770)
Total stockholders’ equity	440,298	83.3	3,896,442	447,480	83.0	(7,182)	425,778	77.0

TOTAL	528,552	100.0	4,677,451	538,877	100.0	(10,325)	553,283	100.0

Note: U.S.$1=Yen 113

Non-Consolidated
II-4) Supplementary Information (Non-Consolidated)

Ratio of results on a Consolidated basis to results on a Non-Consolidated basis

	Ratio of the first half	Ratio of the corresponding
	of FY2006	period of the previous year
Net sales	2.1	1.9
Operating income	4.8	4.9
Income before income taxes	1.9	1.3
Net income	—	1.3

Exchange rates used for conversion

	April 1, 2005 -		April 1, 2004 -
	Sep. 30, 2005 -		Sep 30, 2004
Item/Term	US$=Yen	Euro=Yen	US$=Yen	Euro=Yen
Average rate for the period	109.52	135.61	109.80	133.28
The end of the period	113.19	136.13	111.05	137.04
Non-Consolidated

	April 1, 2005 -		April 1, 2004 -			April 1, 2004 -
	Sep. 30, 2005		Sep. 30, 2004			March 31, 2005
	Amount	Ratio to	Amount	Ratio to	Change	Amount	Ratio to
Item/Term	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(%)	(Yen millions)	sales (%)
Capital expenditures	10,399	—	26,994	—	-61.5	37,288	—
Depreciation and amortization	12,981	8.0	14,006	8.4	-7.3	29,344	8.9
Research and development	13,299	8.2	13,434	8.0	-1.0	26,456	8.1
Result of financial income		5,677		11,755	-51.7		12,884
income
Number of employees (as at the end of the period)		6,043		6,104			6,024

Contact in TDK:
Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp
Notice Regarding Sale of Lambda Europe and Americas Group Shares
TOKYO, JAPAN, October 31, 2005—TDK Corporation’s (the “Company”) Board of Directors today approved a resolution to sell Lambda Americas Group and Lambda Europe Group shares to Densei-Lambda KK., which is a subsidiary of companies owned by TDK.
1.	Reason for Sale
The Lambda Group became a member of the TDK Group on October 1, 2005. Densei-Lambda, the Lambda Americas Group and Lambda Europe Group have been conducting the switching power supply businesses of the Lambda Power Division in their respective regions. However, TDK has decided that an integrated business strategy is needed in order to strategically develop the switching power supply business on a global basis. For this reason, TDK will sell shares of the Lambda Americas and Europe groups to Densei-Lambda. Densei Lambda will now take the initiative to expand the switching power supply business of the Lambda Power Division as the parent company of the Lambda Americas and Europe groups.
2.	Details of Purchaser
1) Company:	Densei-Lambda KK
2) President:	Mr. Takeo Suzuki
3) Head office:	1-11-15 Higashigotanda, Shinagawa-ku, Tokyo
4) Relationship to TDK:	Subsidiary of TDK subsidiaries

- more -

3.	Overview of Companies to Be Sold

	Lambda Americas Group	Lambda Europe Group
(1) Net sales*[1]	US$68,213 thousand	US$88,692 thousand
(2) No. of employees*[2]	326	391
(3) Main business	Manufacture and sale of switching power supplies	Manufacture and sale of switching power supplies
(4) Companies to be sold	Lambda Americas Inc.(U.S.A.) Lambda Electronics (Canada)	Coutant-Lambda Ltd. (UK) Lambda Scandinavia (Sweden) Lambda GmbH (Germany) Lambda SAS (France) Lambda S.r.l (Italy)

Ref:
* 1 Net sales are for the year ended March 31, 2005
*2 The number of employees is as of March 31, 2005
4.	Current Shareholding, Sale Price, Post-Sale Shareholding
1) Shareholding before sale:	100%
2) Estimated sale price:	US$59 million
3) Shareholding after sale:	0%
5.	Timetable
January 1, 2006	Planned date of share certificate transfer
6.	Effect on TDK’s Operating Results
The sale of these shares is expected to have an immaterial effect on TDK’s consolidated and non-consolidated operating results.

#   #   #

Current organization *as of Oct.1st, 2005 TDK Corporation Densei Lambda K.K. Lambda Europe* Lambda Americas** 10 Subsidiraries * Lambda Europe: Coutant-Lambda Ltd.(UK), Lambda GmbH(Germany), Lambda S.r.l.(Italy), Lambda SAS(France), ^Lambda Scandinavia(Sweden) **Lambda Americas: Lambda Americas Inc.(USA), Lambda Electronics(Canada) To be sold TDK corporation, Oct. 31st, 2005

Organization after sale *planned on Jan., 1st, 2006 TDK corporation 10 subsidiraries Densei Lambda K.K. Lambda Europe* Lambda Americas** * Lambda Europe: Coutant-Lambda Ltd.(UK), Lambda GmbH(Germany), Lambda S.r.l.(Italy), Lambda SAS(France), ^Lambda Scandinavia(Sweden) **Lambda Americas: Lambda Americas Inc.(USA), Lambda Electronics(Canada)